On November 13, 2000, a Special Meeting of Shareholders of The Government Street Equity Fund (the "Fund") was held to approve or disapprove an amendment to the fundamental investment limitation regarding options in order to permit the Fund to write covered call options.
The total number of shares of the Fund present in person or by proxy represented 78.1% of the shares entitled to vote at the Special Meeting. The amendment submitted to shareholders was approved. The number of votes cast with respect to such matter was as follows:

   Number of Shares For:              1,607,335.631
   Number of Shares Against:             17,312.604
   Number of Shares Abstaining:           2,043.121